We are truly blessed to have customers like yourself. Because of your support we have employed hundreds of veterans, people with disabilities, and we are making an important
impact on our environment.

BagUps is growing every month and we need to purchase larger volumes of materials, machinery, and spread the word with amazing marketing. The more we grow, the more people we will employ, and this will allow us to expand the number of environmenaly friendly products we can offer.

As a way to thank you for your support, we are offering our customers an opportunity to be some of the first to invest. You will be able to invest with a 10% discount for a limited time before we share our WeFunder campaign, a crowd funding platform, with the whole of the United States.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.